

March 31, 2014

<u>Via E-Mail</u>
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois 60515

> **Re: FTD Companies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 19, 2014**
> **File No. 001-35901**

Dear Ms. Sheehan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Scott Levin, Esq.
       Executive Vice President and General Counsel
       FTD Companies, Inc.